Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE-AND SIX-MONTH PERIODS ENDED MAY 31, 2025

The following Management’s Discussion and Analysis (“MD&A”) provides Management’s point of view on the financial position and results of operations of Theratechnologies Inc., on a consolidated basis, for the three- and six-month periods ended May 31, 2025, compared to the three- and six-month periods ended May 31, 2024. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. This MD&A is dated July 8, 2025, was approved by our Audit Committee on July 8, 2025, and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at May 31, 2025 (“Interim Financial Statements”), as well as the MD&A and audited annual consolidated financial statements, including the notes thereto, as at November 30, 2024.

Except as otherwise indicated, the financial information contained in this MD&A and in our Interim Financial Statements has been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s functional and presentation currency is the United States dollar (“USD”). All monetary amounts set forth in this MD&A and the Interim Financial Statements are expressed in USD, unless otherwise noted.

In this MD&A, the use of EGRIFTA®, EGRIFTA SV®, and EGRIFTA WRTM refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and the use of Trogarzo® refers to ibalizumab for the treatment of multidrug resistant HIV-1 infected patients. EGRIFTA® and EGRIFTA SV® are registered trademarks, and EGRIFTA WRTM is a trademark of Theratechnologies. Trogarzo® is a registered trademark of TaiMed Biologics Inc. (“TaiMed”) under exclusive license to us for use in the United States of America and Canada.

FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking statements and forward-looking information within the meaning of applicable securities laws that are based on our management’s belief and assumptions and on information currently available to our management, collectively, “forward-looking statements”. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

about: the closing of the Transaction (as defined below); our expectations regarding the commercialization of EGRIFTA SV®, EGRIFTA WRTM and Trogarzo®; our ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States; our capacity to meet supply and demand for our products; the market acceptance of EGRIFTA SV®, EGRIFTA WRTM and Trogarzo® in the United States; our success in continuing to seek and in maintaining reimbursement for EGRIFTA SV® and Trogarzo® by third-party payors in the United States and our success in obtaining reimbursement coverage for EGRIFTA WRTM; the pricing and reimbursement conditions of other competing drugs or therapies that are or may become available; our ability to protect and maintain our intellectual property rights in tesamorelin; our capacity to meet the undertakings, covenants and obligations contained in the credit agreement entered into with TD Bank (the “TD Credit Agreement”) and Investissement Québec credit agreement (the “IQ Credit Agreement”) and not be in default thereunder, including the Loan Agreement Adjusted EBITDA; the date by which Health Canada will issue its decision regarding olezarsen; our capacity and ability to timely obtain the approval from Health Canada of donidalorsen and olezarsen; and our capacity to find a partner in connection with the development of the SORT1+ TechnologyTM platform.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed in or implied by the forward-looking statements. Certain assumptions made in preparing the forward-looking statements include that: the Transaction with an affiliate of Future Pak will close and the Corporation will be acquired by such affiliate; sales of EGRIFTA SV®, EGRIFTA WRTM and Trogarzo® in the United States will increase over time; all items required to have EGRIFTA WRTM commercially available to patients in July 2025 will be completed in due time; our expenses will remain under control; our commercial practices in the United States will not be found to be in violation of applicable laws; the long-term use of EGRIFTA SV® and Trogarzo® will not change their respective current safety profile; no recall or market withdrawal of EGRIFTA SV® and Trogarzo® will occur; no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA SV®, EGRIFTA WRTM and Trogarzo® in the United States and the Corporation will continue to hold all required licenses and permits to sell its products in the United States; there will not be the imposition of any tariffs by the U.S government on pharmaceutical products imported from Canada; continuous supply of EGRIFTA SV® and Trogarzo® will be available to meet market demand on a timely basis; our relations with third-party suppliers of EGRIFTA SV®, EGRIFTA WRTM and Trogarzo® will be conflict-free; the level of product returns and the value of chargebacks and rebates will not exceed our estimates in relation thereto; no biosimilar version of tesamorelin will be approved by the FDA; no vaccine or cure will be found for the prevention or eradication of HIV; we will not default under the terms and conditions of the TD Credit Agreement and IQ Credit Agreement; the interest rate on the amount borrowed under the TD Credit Agreement and IQ Credit Agreement will not materially vary upwards; the Corporation will continue as a going concern; we will find a partner in connection with the development of sudocetaxel zendusortide and/or our SORT1+ TechnologyTM platform; the timelines set forth herein will not be materially adversely impacted by unforeseen events that could arise subsequent to the date of this MD&A; our business plan will not be substantially modified; and no international event, such as a pandemic or worldwide war, will occur and adversely affect global trade.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Forward-looking information assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those related to or arising from: the possibility that the Transaction will not be completed on the terms and conditions or on the timing currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required shareholder and Court approvals and other conditions to the closing of the Transaction or for other reasons; the failure of Future Pak to enter into a definitive agreement with respect to the debt financing; the failure to complete the Transaction which could negatively impact the price of the shares or otherwise affect the business of the Corporation; the dedication of significant resources to pursuing the Transaction and the restrictions imposed on the Corporation while the Transaction is pending; the uncertainty surrounding the Transaction that could adversely affect the Corporation’s retention of employees, customers and business partners; the occurrence of a material adverse effect leading to the termination of the arrangement agreement; the Corporation’s ability and capacity to grow the sales of EGRIFTA SV®, EGRIFTA WRTM and Trogarzo® successfully in the United States; the Corporation’s capacity to meet supply and demand for its products; the market acceptance of EGRIFTA SV®, EGRIFTA WRTM and Trogarzo® in the United States; the Corporation’s ability and capacity to provide pharmacies with EGRIFTA WRTM by July 2025; the Corporation’s ability to obtain reimbursement coverage for EGRIFTA WRTM; the continuation of the Corporation’s collaborations and other significant agreements with its existing commercial partners and third-party suppliers and its ability to establish and maintain additional collaboration agreements; the Corporation’s success in continuing to seek and maintain reimbursements for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; the success and pricing of other competing drugs or therapies that are or may become available in the marketplace; events that could disrupt the Corporation’s ability to successfully meet the timelines set forth herein; the discovery of a cure for HIV; and the Corporation’s failure to meet the terms and conditions set forth in the TD Credit Agreement and the IQ Credit Agreement resulting in an event of default and entitling the lender to foreclose on all of our assets and triggering a material adverse effect under the arrangement agreement impeding the closing of the acquisition of the Corporation.

We refer current and potential investors to the “Risk Factors” section of our Form 20-F dated February 26, 2025, available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, under Theratechnologies’ public filings for a description of additional risks faced by our business. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

NON-IFRS AND NON-US GAAP MEASURE

The information presented in this MD&A includes a measure that is not determined in accordance with IFRS or U.S. generally accepted accounting principles (“U.S. GAAP”), being the term “Adjusted EBITDA”. “Adjusted EBITDA” is used by the Corporation as an indicator of financial performance and is obtained by adding to net profit or loss, finance income and costs, depreciation and amortization, impairment loss on intangible assets, income taxes, share-based compensation from stock options, certain transaction costs (new in this period), certain restructuring costs and certain write-downs (or related reversals) of inventories. “Adjusted EBITDA” excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions rather than the results of day-to-day operations. The Corporation believes that this measure can be a useful indicator of its operational performance from one period to another. The Corporation uses this non-IFRS measure to make financial, strategic and operating decisions. “Adjusted EBITDA” is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Corporation to which the measure relates and might not be comparable to similar financial measures disclosed by other issuers. A quantitative reconciliation of Adjusted EBITDA is presented under the heading “Reconciliation of Adjusted EBITDA” in this MD&A.

The calculation of the “Adjusted EBITDA” in this MD&A is different from the calculation of the Adjusted EBITDA under the TD Credit Agreement (the “TD Adjusted EBITDA”) and IQ Credit Agreement (the “IQ Adjusted EBITDA”) for the purpose of complying with the covenants therein. The TD Adjusted EBITDA and the IQ Adjusted EBITDA are sometimes collectively referred to as the “Loan Agreement Adjusted EBITDA”.

BUSINESS OVERVIEW

We are a specialty biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care. Our business strategy is to grow revenues and to achieve a positive Adjusted EBITDA from the sale of our existing and potential future assets in North America and to develop a portfolio of complementary products, compatible with our commercialization know-how.

OUR MEDICINES

We currently have two approved and commercialized products in the United States: EGRIFTA SV® and Trogarzo®.

EGRIFTA SV® (tesamorelin for injection) is a new formulation of EGRIFTA® which was originally approved by the FDA in November 2010 and was launched in the United States in January 2011. EGRIFTA SV® was approved by the FDA in November 2018, was launched in 2019, and has now replaced EGRIFTA® in such country. EGRIFTA SV® can be kept at room temperature, comes in a single vial and has a higher concentration resulting in a smaller volume of administration. EGRIFTA SV® is currently the only approved therapy in the United States and is indicated for the reduction of excess abdominal fat in HIV-infected adult patients with lipodystrophy. We have been commercializing this product in the United States since May 1st, 2014.

On March 25, 2025, the Company announced it received approval from the FDA of its sBLA for the F8 Formulation. The Company will commercialize the new formulation under the tradename EGRIFTA WRTM and is currently expecting to launch the product in the third quarter of 2025.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Trogarzo® (ibalizumab-uiyk) injection was approved by the FDA in March 2018 and, in combination with other antiretroviral(s) (“ARV”), is indicated for the treatment of human immunodeficient virus type 1(“HIV-1”) infection in heavily treatment-experienced adults with multidrug resistant (“MDR”) HIV-1 infection failing their current antiretroviral regimen. Trogarzo® was made commercially available in the United States in April 2018 and was the first HIV treatment approved with a new mechanism of action in more than 10 years. The treatment is administered every two weeks. It is a long-acting ARV therapy that can lead to an undetectable viral load in combination with other ARVs.

OUR PIPELINE

Our pipeline of investigational medicines relies mostly on getting the approval in Canada of the two recently in-licensed products from Ionis Pharmaceuticals, Inc. (“Ionis”): donidalorsen and olezarsen. We also rely on our in-licensed SORT1+ oncology platformTM to generate long-term value, provided that we secure a partnership with a third party to pursue the development of this platform.

Agreement with Ionis Pharmaceuticals Inc.

On December 3, 2024, the Company entered into an agreement with Ionis to in-license two investigational RNA-targeted medicines developed by Ionis. Under the agreement, the Company received exclusive rights in Canada to commercialize olezarsen, which is being evaluated for familial chylomicronemia syndrome (FCS) and severe hypertriglyceridemia (sHTG), and donidalorsen, which is being evaluated for the treatment of hereditary angioedema (HAE).

The Company paid $10,000,000 on December 5, 2024 upon execution of the agreement, which cash equivalent was held in escrow at November 30, 2024 from IQ. The Company also agreed to cash milestone payments based on the achievement of receipt of regulatory approval milestone and receipt of public reimbursement approval milestone (up to $5,750,000), annual sales targets at three different tiers (up to $7,000,000) for donidalorsen only. In addition, Ionis will also be entitled to receive tiered double-digit royalties on annual net sales of each medicine. Royalties on annual net sales of both medicines will be owed for a period of up to 12 years.

The Company will be responsible for filing, obtaining and maintaining regulatory approval for olezarsen and donidalorsen in Canada. Ionis will be manufacturing and supplying both products to Theratechnologies and has granted the Company a right to manufacture both products in certain limited circumstances.

On June 20, 2025, the Company received a screening acceptance letter from Health Canada, which will allow the previously filed New Drug Submission (NDS) for olezarsen to move into review. The NDS had previously been granted priority status, and the target decision date has been set to December 6, 2025.

The term of the licensing agreement with Ionis will continue until the Company permanently ceases commercializing all licensed products in Canada, or unless earlier terminated in accordance with customary termination provisions for transactions of this like-nature.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Sudocetaxel Zendusortide

Phase 1 Clinical Trial

On December 8, 2024, the Company announced data from Part 3 (dose optimization, weekly dosing schedule) of its ongoing Phase 1b trial of sudocetaxel zendusortide (TH1902) – the Company’s lead investigational peptide drug conjugate (PDC) – in patients with advanced ovarian cancer.

However, consistent with the Company’s objective of generating a positive Adjusted EBITDA on a quarterly basis, any new investment in sudocetaxel zendusortide will be stage-gated. Theratechnologies is currently reaching out to pharmaceutical companies to partner the development of sudocetaxel zendusortide once the Phase 1 clinical trial will have been completed.

Recent Highlights:

Announcement of Definitive Agreement to be Acquired by an affiliate of Future Pak

On July 2, 2025, the Company announced that it has entered into a binding arrangement agreement with CB Biotechnology, LLC (the “Purchaser”), an affiliate of Future Pak, LLC (“Future Pak”), a privately held contract manufacturer, packager and distributor of pharmaceutical and nutraceutical products, whereby the Purchaser will acquire all the issued and outstanding common shares of the Company for US$3.01 per share in cash plus one contingent value right (“CVR”) per share for additional aggregate cash payments of up to US$1.19 per CVR if certain milestones as described below are achieved (the “Transaction”). The total Transaction consideration, assuming full payment of the CVRs, is US$254 million.

The cash portion of the consideration offered to the Company’s shareholders under the Transaction and the combined cash and CVR consideration (assuming maximum payment of the CVR) represent substantial and compelling premiums of 126% and 216%, respectively, to the closing price on the Nasdaq Capital Market (“Nasdaq”) on April 10, 2025, the date prior to the announcement of Future Pak’s initial non-binding proposal, and of 90% and 165%, respectively, to the 30-day volume weighted average share price for the period ending on April 10, 2025.

Pursuant to the Transaction, the Purchaser will acquire all the issued and outstanding common shares of the Company for US$3.01 per share in cash plus one CVR per share, which will entitle the holder thereof to additional aggregate cash payments of up to US$1.19 per CVR, if the following Company milestones are achieved, subject to a maximum aggregate payment of US$65 million to all holders of CVRs:

•

for the 12-month period ending on each of the 12-, 24- and 36- month anniversaries of the closing of the Transaction, if the EGRIFTA franchise gross profit for such 12-month period surpasses US$40 million, 50% of the profits surpassing such figure will be distributed pro rata to CVR holders within 45 days of the end of each such 12-month period;

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

•

if the cumulative EGRIFTA franchise gross profit during the 36-month period following the closing of the Transaction exceeds US$150 million, a one-time payment of US$10 million will be distributed pro rata to CVR holders within 30 business days of the achievement of such milestone; and

•

if the cumulative gross profit from the EGRIFTA and Trogarzo franchises during the 36-month period following the closing of Transaction exceeds US$250 million, a one-time payment of US$15 million will be distributed pro rata to CVR holders within 30 business days of the achievement of such milestone.

In each of the above instances, should the relevant milestones not be met, then no additional consideration will be payable to the holders of CVRs in relation to such milestone.

The holders of exchangeable subscription receipts (“Subscription Receipts”) and deferred share units (“DSUs”) will receive the cash consideration per share plus one CVR for each Subscription Receipt or DSU held. The holders of “in the money” options to acquire common shares (“Options”) and share appreciation rights (“SARs”) will receive an amount by which the cash consideration exceeds the exercise price of the Options or SARs, plus one CVR for each Option or SAR held. Each “out of the money” Option and SAR outstanding with an exercise price greater than the cash consideration will be entitled to a portion of the value of a CVR, which portion shall be equal to the amount by which the cash consideration plus the value of such whole CVR exceeds the exercise price of such Option or SAR. Holders of warrants to purchase common shares (“Warrants”) will receive the amount by which the cash consideration exceeds the exercise price of the Warrants, multiplied by one quarter, plus one CVR for every four warrants held.

Each CVR will be a direct obligation of the Purchaser. The CVRs will not be listed on any market or exchange, and may not be sold, assigned, transferred, pledged or encumbered in any manner, other than in limited circumstances to be described in the CVR agreement to be entered into at closing of the Transaction, a form of which is included in the arrangement agreement. The CVRs will not represent any equity or ownership interest in the Company, the Purchaser, Future Pak or any affiliate thereof (or any other person) and will not be represented by any certificates or other instruments. The CVRs will not have any voting or dividend rights, and no interest will accrue on any amounts payable on the CVRs to any holder thereof.

The Transaction will be implemented by way of a plan of arrangement under the Business Corporations Act (Québec) and is expected to close during the Company’s fourth quarter ending November 30, 2025, subject to customary closing conditions, including the receipt of required shareholder approval and the approval of the Superior Court of Québec.

The Transaction will be funded by Future Pak through a combination of debt financing and cash on hand. Future Pak has received a debt commitment letter from its lenders for a US$220 million credit facility. The debt financing is subject to limited conditions.

Required shareholder approval for the Transaction will consist of (i) at least 66 2⁄3% of the votes cast on the Transaction by holders of common shares at a special meeting of shareholders of the Company, and (ii) at least a majority of the votes cast on the

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Transaction by holders of common shares, excluding shares held by shareholders required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), at such meeting.

Concurrently with the execution of the arrangement agreement, the Purchaser has entered into voting support agreements with members of senior management and all of the directors of the Company, together holding shares representing approximately 1.14% of the issued and outstanding common shares of the Company, pursuant to which they have agreed to vote all shares held by them in favour of the Transaction, subject to customary exceptions.

FISCAL 2025 REVENUE AND ADJUSTED EBITDA GUIDANCE

In light of the previously announced agreement to be acquired by an affiliate of Future Pak, the Company is withdrawing its Fiscal 2025 revenue and Adjusted EBITDA guidance and will not be providing updated guidance.

SECOND QUARTER 2025 FINANCIAL RESULTS

Revenue Summary for Second Quarter and First Half Fiscal 2025

(in thousands of dollars)

	Three months ended May 31		% change	Six months ended May 31		% change
	2025	2024		2025	2024
EGRIFTA SV® net sales	11,131	16,200	(31.3%)	25,011	25,786	(3.0%)
Trogarzo® net sales	6,598	5,817	13.4%	11,765	12,478	(5.7%)

Revenue	17,729	22,017	(19.5%)	36,776	38,264	(3.9%)

Revenue

For the three- and six-month periods ended May 31, 2025, consolidated revenue was $17,729,000 and $36,776,000, compared to $22,017,000 and $38,264,000 for the same periods ended May 31, 2024, representing year-over-year decreases of 19.5% for the second quarter and 3.9% for the first half of Fiscal 2025 versus Fiscal 2024.

For the second quarter of Fiscal 2025, net sales of EGRIFTA SV® were $11,131,000 compared to $16,200,000 in the second quarter of fiscal 2024, representing a decrease of 31.3% year-over-year. Lower sales of EGRIFTA SV® were mostly the result of lower unit sales (-24.9%), as a result of the supply disruption announced by the company in late 2024, and higher government chargebacks, rebates and others (-11.4%), mostly related to the Inflation Reduction Act (“IRA”), which includes new rebates enacted in late 2024 related to patients in the Medicare program. The decrease in sales was offset by a higher selling price (+5.0%).

Net sales for the six-month period ended May 31, 2025, amounted to $25,011,000 compared to $25,786,000 in the same period in 2024, representing a decrease of 3.0%. Lower sales of EGRIFTA SV® were mostly the result of lower unit sales (-6.2%), as a result of the supply disruption announced by the Company in late 2024, and higher government

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

chargebacks, rebates and others (-2.4%), mostly related to the Inflation Reduction Act (“IRA”), which includes new rebates enacted in late 2024 related to patients in the Medicare program. The decrease in sales was offset by a higher average selling price (+5.6%).

Trogarzo® net sales in the second quarter of Fiscal 2025 amounted to $6,598,000 compared to $5,817,000 for the same quarter of 2024, representing an increase of 13.4% year-over-year. Higher sales of Trogarzo® in the quarter were mostly due to higher unit sales (+11.0%) and a higher selling price (+3.0%). Government rebates, chargebacks and others were stable in the quarter compared to Fiscal 2024.

For the six-month period ended May 31, 2025, Trogarzo® net sales were $11,765,000 compared to $12,478,000 in the same period in 2024, or a decrease of 5.7%. Lower sales of Trogarzo® in the period were mostly due to lower unit sales (-4.1%) and higher government rebates, chargebacks (-4.7%), which were offset by a higher average selling price (+3.1%).

Cost of Goods Sold

For the three- and six-months ended May 31, 2025, cost of goods sold was $4,699,000 and $8,182,000 compared to $4,547,000 and $9,831,000 for the same periods in fiscal 2024.

	Three months ended May 31				Six months ended May 31
	2025		2024		2025		2024
	($000s)	% of Revenue	($000s)	% of Revenue	($000s)	% of Revenue	($000s)	% of Revenue
EGRIFTA SV®	1,290	11.6%	1,549	9.6%	2,098	8.4%	3,436	9.6%
Trogarzo®	3,409	51.7%	2,998	51.5%	6,084	51.7%	6,395	51.5%

Total	4,699	26.5%	4,547	20.7%	8,182	22.2%	9,831	20.7%

For the six-month period ended May 31, 2025, EGRIFTA SV® cost of goods sold was reduced by the reversal of an inventory provision in the first quarter of 2025 ($713,000), which provision was recorded in the fourth quarter of 2024, related to the manufacturing of batches of F8 Formulation recorded prior to approval of the F8 Formulation by the FDA. In the six-month period ended May 31, 2024, EGRIFTA SV® cost of goods sold was increased by this inventory provision ($1,088,000). For the three- and six-month periods ended May 31, 2025, the percentage of revenue for the cost of goods sold of EGRIFTA SV® excluding these provision changes has increased, mainly due to higher raw materials prices. Trogarzo® cost of sales is contractually established at 52% of net sales, subject to periodic adjustment for returns or other factors.

R&D Expenses

R&D expenses in the three- and six-month periods ended May 31, 2025, amounted to $2,614,000 and $5,583,000 compared to $4,725,000 and $8,477,000 in the comparable periods of fiscal 2024. R&D expenses in the three-month period ended May 31, 2024 include the accelerated depreciation ($766,000) of equipment used as part of the preclinical oncology research activities, following the decision to cease early-stage R&D activities.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

For the three- and six-month periods ended May 31, 2025, the decrease in R&D expenses is mainly explained by the reduction of spending in our oncology program, as well as lower spending on the F8 Formulation, which was approved in March 2025.

R&D expenses

(in thousands of dollars)

	Three months ended May 31				Six months ended May 31
	2025	2024		% change	2025	2024		% change
Oncology
Laboratory research and personnel	31	1,033	*	-97%	63	1,366	*	-95%
Pharmaceutical product development	13	44		-70%	61	157		-61%
Phase 1 clinical trial	68	588		-88%	153	977		-84%
Medical projects and education	242	278		-13%	448	504		-11%
Salaries, benefits and expenses	1,284	1,271		1%	2,726	2,614		4%
Regulatory activities	417	376		11%	874	807		8%
Trogarzo® IM formulation	—	6		-100%	—	26		-100%
Tesamorelin formulation development	260	448		-42%	832	1,052		-21%
F8 human factor studies	5	5		-%	(5)	7		-171%
European activities	46	50		-8%	57	52		10%
Travel, consultants, patents, options, others	343	308		11%	663	579		15%
Restructuring costs	—	318		-100%	—	336		-100%
Tax Credits	(95)	(33)		187%	(289)	(65)		344%

Total	2,614	4,725		-45%	5,583	8,477		-34%

*	Including accelerated depreciation ($766,000) of equipment used in the oncology program, following the decision to cease R&D activities related to the oncology program

Selling Expenses

Selling expenses increased to $6,840,000 and $13,310,000 for the three- and six-month periods ended May 31, 2025, compared to $$6,367,000 and $12,068,000 for the same periods last year. The increase in selling expenses Fiscal 2025, is due in large part to higher compensation expense, due to lower vacancies and hiring related to market preparation for the Ionis in-licensed products.

The amortization of the intangible asset value for the EGRIFTA SV® and Trogarzo® commercialization rights is also included in selling expenses. As such, we recorded amortization expense of $361,000 and $722,000 for the three- and six-month periods ended May 31, 2025 compared to $360,000 and $720,000 in the same periods of Fiscal 2024.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

General and Administrative Expenses

General and administrative expenses in the three- and six-month periods ended May 31, 2025, amounted to $5,480,000 and $9,710,000 compared to $3,090,000 and $6,846,000 reported in the comparable periods of fiscal 2024. The increase in General and Administrative expenses in the second quarter of 2025 is largely due to professional fees ($1,359,000) incurred with respect to the sale process announced by the Company on April 15, 2025. The increases for the three- and six- month periods ended May 31, 2025 are also due to higher professional fees and higher stock-based compensation.

Adjusted EBITDA

Adjusted EBITDA was $906,000 for the second quarter of fiscal 2025 and $3,227,000 for the six-month period ended May 31, 2025, compared to $5,459,000 and $5,212,000 for the same periods of Fiscal 2024. The decrease is mainly explained by higher spending detailed above, and lower revenues attributable to the supply shortage of EGRIFTA SV® which occurred in the first quarter of Fiscal 2025. See “Non-IFRS and Non-US-GAAP Measure” above and see “Reconciliation of Adjusted EBITDA” below for a reconciliation to Net Loss for the relevant periods.

Net Finance Costs

Net finance costs for the three- and six-month periods ended May 31, 2025, were $2,312,000 and $3,783,000 compared to $2,183,000 and $4,308,000 for the comparable periods of Fiscal 2024. Net finance costs in the second quarter of Fiscal 2025 included interest of $995,000, versus $2,313,000 in the second quarter of Fiscal 2024 and a $1,074,000 loss on financial instruments carried at fair value. Net finance costs in the six-month period ended May 31, 2025 included interest of $2,001,000 versus $4,587,000 in the six-month period of Fiscal 2024 and a $1,524,000 loss on financial instruments carried at fair value. The decrease in interest expense is the result of the lower interest rates and lower long-term debt outstanding on the Company’s new credit facilities.

For the three-month and six-month periods ended May 31, 2025, the decrease in interest expense was offset by lower interest income as a result of our overall lower cash balances and by a loss on financial instruments carried at fair value.

Net finance costs for the three- and six-month periods ended May 31, 2025, also included accretion expense of $112,000 and $231,000, compared to $382,000 and $756,000 for the comparable periods in 2024.

Income Tax Expense

Income tax expense amounted to $246,000 and $553,000 in the three- and six-month periods ended May 31, 2025, versus $118,000 and $228,000 in the same periods last year. The increase in the three- and six month periods ended May 31, 2025 over the same periods of 2024 is attributable to the higher net fiscal income generated by our operations. The Company recorded $95,000 in Canadian federal non-refundable tax credits in the three-month period ended May 31, 2025 against research and development expenses, and $289,000 in the six-month period ended May 31, 2025, which largely offsets the Canadian federal income tax payable.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Net Loss (Profit)

Net loss for the second quarter ended May 31, 2025, amounted to $4,462,000 compared to a net profit of $987,000 in Fiscal 2024. For the six-month periods ended May 31, 2025 and 2024 the Company recorded net losses of $4,345,000 and $3,494,000, respectively.

Financial Position, Liquidity and Capital Resources

Liquidity and future operations

As part of the preparation of the Interim Financial Statements, management is responsible for identifying any event or situation that may cast doubt on the Company’s ability to continue as a going concern.

As of the issuance date of the Interim Financial Statements, the Company expects that its existing cash and cash equivalents as of May 31, 2025, together with cash generated from its existing operations will be sufficient to fund its operating expenses and debt obligations requirements for at least the next 12 months from the issuance date of these interim financial statements. Considering the recent actions of the Company, material uncertainty that raised substantial doubt about the Company’s ability to continue as a going concern was alleviated effective from the first quarter interim financial statements.

For the six-month period ended May 31, 2025, the Company generated a net loss of $4,345,000 (2024- $3,494,000) and had positive cash flows from operating activities of $2,659,000 (2024- $(1,998,000)). As at May 31, 2025, cash amounted to $9,459,000 and the accumulated deficit was $421,196,000. The Company’s ability to continue as a going concern requires the Company to continue to achieve positive cash flows through revenues generation and managing expenses and meet the covenants of the TD Credit Agreement and the IQ Credit Agreement at all times, which require testing on a quarterly basis.

On January 9, 2025, the Company announced a temporary supply disruption for EGRIFTA SV® caused by an unexpected voluntary shutdown of the Company’s contract manufacturer’s facility in the third quarter of 2024 following an inspection by the US Food and Drug Administration. The manufacturer has resumed manufacturing of EGRIFTA SV®, in November 2024. In order to resume distribution of EGRIFTA SV®, the Company was required to file a Prior Approval Supplement (“PAS”) with the FDA describing the changes made by its manufacturer. The Company filed the PAS on December 18, 2024. On April 7, 2025, the FDA approved the PAS, allowing the Company to continue releasing EGRIFTA SV® to the market without further authorization from the FDA.

The Company’s ability to continue as a going concern for a period of at least, but not limited to, 12 months from May 31, 2025 involves significant judgement and is dependent on continued generation of revenues including a successful transition from EGRIFTA SV® to EGRIFTA WRTM in order to be able to meet the Adjusted EBITDA covenants.

The Interim Financial Statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Analysis of cash flows

We ended the second quarter of Fiscal 2025 with $10,139,000 in cash, bonds and money market funds. Available cash is invested in highly liquid fixed income instruments including governmental and municipal bonds, and money market funds.

For the three-month period ended May 31, 2025, cash used by operating activities before changes in operating assets and liabilities was $1,679,000, compared to cash generated of $2,616,000 in the comparable period of Fiscal 2024.

In the second quarter of Fiscal 2025, changes in operating assets and liabilities had a positive impact on cash flow of $14,082,000 (2024-negative impact of $2,906,000). These changes included positive impacts from a decrease in accounts receivable ($10,989,000), an increase in accounts payable ($2,700,000), and higher provisions ($1,013,000). Higher inventories had a negative impact on cash flow of $755,000.

During the second quarter of Fiscal 2025, cash used by financing activities totalled $6,885,000 in cash, mostly related to the reimbursement of capital on the TD Bank Credit Facility ($6,786,000), which includes $5,000,000 drawn on the Revolving Credit Facility during the first quarter of 2025.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results for the last eight quarters.

(in thousands of dollars, except per share amounts)

	2025		2024				2023
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	17,729	19,047	25,002	22,600	22,017	16,247	23,452	20,855
Operating expenses
Cost of goods sold	4,699	3,483	6,096	4,521	4,547	5,284	5,066	4,967
R&D	2,614	2,969	5,884	2,612	4,725	3,752	5,229	5,396
Selling	6,840	6,470	7,044	6,307	6,367	5,701	6,748	6,728
General and administrative	5,480	4,230	5,059	2,947	3,090	3,756	3,739	3,710

Total operating expenses	19,633	17,152	24,083	16,387	18,729	18,493	20,782	20,801

Net finance costs	(2,312)	(1,471)	(7,801)	(2,366)	(2,183)	(2,125)	(5,005)	(674)
Income taxes	(246)	(307)	(1,021)	(756)	(118)	(110)	(73)	(126)
Net Income (Loss)	(4,462)	117	(7,903)	3,091	987	(4,481)	(2,408)	(746)
Basic and diluted loss (earnings) per share	(0.09)	0.00	(0.16)	0.06	0.02	(0.10)	(0.08)	(0.03)

Factors Affecting the Variability of Financial Results

There are quarter-over-quarter variations in revenue, principally due to changes in distributor inventory levels with some additional impact from time to time related to average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans. EGRIFTA SV® revenues were impacted in Q1 and Q2 of Fiscal 2025 by the supply disruption announced by the Company in late 2024, which resulted in a large inventory reload at the end the first quarter of Fiscal 2025, and a subsequent drawdown of these inventories during the second quarter of 2025.

Lower cost of goods sold in the first quarter of 2025 is due to the reversal of a provision ($713,000) related to the manufacturing of the F8 Formulation.

Lower expenses in Fiscal 2024 were associated with the overall stated strategy of focusing on our commercial operations and generating a positive Adjusted EBITDA.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

R&D expenses were higher in Q4 2024 due to the impairment loss on intangible assets related to our oncology program ($3,488,000). G&A expenses were also higher in Q4 2024 because of higher stock-based compensation expense.

The increase in general and administrative expenses in Q4 2024 is mainly due to higher stock-based compensation expense.

In the fourth quarter of Fiscal 2024, higher finance costs were related to the termination of the Marathon Loan Facility.

Recent Changes in Accounting Standards

Standards issued but not yet effective

Refer to Note 2 of the Interim Financial Statements for changes in accounting policies, new standards adopted, and standards issued but not yet effective.

Outstanding Securities Data

As at July 8, 2025, the number of common shares issued and outstanding was 45,980,019. We also had 5,000,000 Marathon Warrants issued and outstanding, exercisable into 1,250,000 common shares, 5,627,565 options granted under our stock option plan and 3,381,816 Exchangeable Subscription Receipts.

Contractual Obligations

There was no material change in contractual obligations during the three and six-month periods ended May 31, 2025, other than the potential milestones and royalties payable to Ionis.

Internal Control

There was no change in the Company’s internal control over financial reporting, or (“ICFR”), that occurred during the period beginning on March 1, 2025, and ending on May 31, 2025 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Subsequent event

On July 2, 2025, the Company entered into a binding arrangement agreement with an affiliate of Future Pak,(the “Purchaser”), whereby the Purchaser will acquire all the issued and outstanding common shares of the Company for $3.01 per share in cash plus one contingent value right (“CVR”) per share which will entitle the holder thereof to additional cash payments of up to $1.19 per CVR if the Company achieves certain milestones to a maximum aggregate payment of $65 million to all holders of CVRs (the “Transaction”). The holders of exchangeable subscription receipts and DSUs will receive the cash consideration per share plus one CVR for each subscription receipt or DSU held.

The Transaction will be implemented by way of a plan of arrangement under the Business Corporations Act (Québec) and is expected to close during the Company’s fourth quarter ending November 30, 2025, subject to customary closing conditions, including the receipt of required shareholder approval and the approval of the Superior Court of Québec.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Required shareholder approval for the Transaction will consist of (i) at least 66 2⁄3% of the votes cast on the Transaction by holders of common shares at a special meeting of shareholders of the Company, and (ii) at least a majority of the votes cast on the Transaction by holders of common shares, excluding shares held by shareholders required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), at such meeting.

The arrangement agreement contains non-solicitation covenants on the part of the Company, subject to customary “fiduciary out” and “right to match” provisions. A termination fee of $6 million would be payable by the Company to the Purchaser in certain circumstances, including in the context of a superior proposal supported by the Company. The Company would also be entitled to a reverse termination fee of $12 million payable by the Purchaser to the Company if the Transaction is not completed in certain circumstances.

The Long-term debt will be fully repaid at the closing of the Transaction.

Under the arrangement agreement, each unvested Option will be deemed to be vested as of the effective date of the arrangement and subsequently transferred in exchange for the purchase price less the applicable exercise price. As such, the Company expects to record share-based compensation expense related to the accelerated vesting of all stock options in 2025.

The estimated fees and costs of the Company in connection with the Transaction contemplated including, without limitation, financial advisors’ fees, legal and accounting fees, long-term incentive plans which are generally recorded as employee service is performed that are subject to vesting acceleration (including the fair value of unissued Options), director and officers run off assurance fees, filing fees, proxy solicitation fees and printing and mailing costs, long-term debt prepayment fee, but excluding any severances (and voluntary resignation change of control) payments and payments made by the Company pursuant to the arrangement agreement in respect of outstanding stock options, SARs, warrants and DSUs, are anticipated to be between $15 to $16.5 million of which $1,359 have been included in general and administrative expense as transaction costs incurred in the three-month period ended May 31, 2025. This is a preliminary estimate that is subject to change.

As of the date of this MD&A, the Transaction has not yet been completed. The financial statements do not include the impact of the Transaction or related implications because the likelihood thresholds have not been met as at May 31, 2025.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Reconciliation of Adjusted EBITDA

(In thousands of dollars)

	Three-month periods ended May 31		Six-month periods ended May 31
	2025	2024	2025	2024
Net income (loss)	(4,462)	987	(4,345)	(3,494)
Add :
Depreciation and amortization[1]	473	1,262	964	1,779
Net Finance costs[2]	2,312	2,183	3,783	4,308
Income taxes	246	118	553	228
Share-based compensation	978	340	1,626	967
Inventory provision[3]	—	251	(713)	1,088
Transaction costs	1,359	—	1,359	—
Restructuring costs	—	318	—	336

Adjusted EBITDA	906	5,459	3,227	5,212

[1]	Includes depreciation of property and equipment, amortization of intangible, other assets and right-of-use assets.
[2]

Includes all finance income and finance costs consisting of: Foreign exchange, interest income, accretion expense and amortization of deferred financing costs, interest expense, bank charges, gain or loss on financial instruments carried at fair value and loss on debt modification and gain on lease termination.

[3]	Inventory provision pending marketing approval of the F8 Formulation.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8